Exhibit 3

Rinker Group Limited

Half Year Report for the Half Year Ended 30 September 2004

Contents

Performance Highlights

Directors’ Report

Financial Report

- Consolidated Statement of Financial Performance

- Consolidated Statement of Financial Position

- Consolidated Statement of Cash Flows

- Notes to the Consolidated Financial Statements

- Directors’ Declaration

Independent Review Report

Additional Information

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

PERFORMANCE HIGHLIGHTS

MILLIONS OF DOLLARS UNLESS STATED HALF YEAR ENDED 30 SEPTEMBER	US$ 2004	US$ 2003	A$ 2004	A$ 2003

OPERATING RESULTS
Trading revenue	2,133.6	1,847.8	3,021.3	2,835.9

Earnings before interest and tax (EBIT)	345.9	257.6	489.6	395.6

Earnings before interest, tax, depreciation and amortisation (EBITDA)	469.3	372.8	664.3	572.7

Net profit attributable to members	207.6	151.8	293.8	232.8

SHARES
Earnings per share (EPS) [cents]	22.0	16.1	31.2	24.6

EPS pre-amortisation of goodwill [cents]	24.7	18.7	34.9	28.7

Interim dividend per share [A$ cents]			7.0	6.0

EBIT/Trading revenue ratio [%]	16.2	13.9	16.2	13.9

EBITDA/Trading revenue ratio [%]	22.0	20.2	22.0	20.2

CASH FLOW
Net cash flows from operating activities	331.2	315.9	470.4	474.1

Free cash flow	218.6	203.8	310.1	303.5

Purchases of property, plant and equipment	130.5	102.8	185.2	158.1

FINANCIAL POSITION
Gearing
Net debt	501.8	770.0	700.0	1,139.2

Net debt to equity [%]	21.2	37.0	21.2	37.0

Net debt to net debt plus equity [%]	17.5	27.0	17.5	27.0

EBIT interest cover [times]	17.3	10.3	17.4	10.4

KEY MEASURES
Return on funds employed [%]	20.2	15.7	20.1	17.2

Return on equity (ROE) [%]	14.9	12.2	14.8	13.3

ROE pre-amortisation of goodwill [%]	17.0	14.7	16.9	16.1

For a reconciliation of non-GAAP financial measures included in this document to GAAP measures, please see pages 20 to 23.

DIRECTORS’ REPORT

The directors of Rinker Group Limited (‘Rinker’) present their report on the consolidated entity consisting of Rinker Group Limited and the entities it controlled at the end of,  or during, the half year ended 30 September 2004 (the ‘Rinker group’).

The directors believe that the best measure of performance for Rinker’s two principal subsidiaries, Rinker Materials Corporation in the US and Readymix Holdings Pty Limited in Australia, is in their respective local currencies inasmuch as each generates all revenue and incurs all costs in that local currency.  The business activity in Australia is currently generating adequate cash flow and franking credits to service the current level of Australian dollar dividends.  Rinker Materials Corporation US dollar denominated performance represents approximately 80% of the total Rinker group result.  Consequently, the directors believe US dollar reporting represents the best measure of overall Rinker group performance.  As a result, the information has been provided in US dollars, in addition to Australian dollars.

For a reconciliation of non-GAAP financial measures included in the Directors’ Report, please see pages 20 to 23.  Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by ‘US$ million’ and ‘A$ million’.  Rinker is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

REVIEW OF OPERATIONS AND THEIR RESULTS

Rinker Net Profit Up 37% in US$, 26% in A$

Net profit after tax for the half year ended 30 September 2004 (HYES04) was US$208 million, up 37% (A$294 million, up 26%) on the previous corresponding period.

Earnings per share (EPS) rose 37% to 22.0 US cents (up 27% in A$ to 31.2 cents). EPS before the amortisation of goodwill was up 32% to 24.7 cents (US$) and 22% to 34.9 cents (A$). Earnings per ADR, pre-amortisation of goodwill, were US$2.47.

Directors lifted the interim dividend by one cent (A$) to seven cents per ordinary share, up 17%.

Other Highlights

• Trading revenue rose 15% to US$2,134 million (A$3,021 million, up 7%)

• Profit from ordinary activities before interest and tax (EBIT) was US$346 million, up 34% (A$490 million, up 24%)

• EBIT before amortisation of goodwill (EBITA) was US$374 million, up 31% (A$530 million, up 21%)

Two important measures for shareholders are return on equity (ROE) and return on funds employed (ROFE), which look at how efficiently your company is utilising its assets and capital to produce profit.

Rinker’s ROE was 14.9% in US$, up from 12.2% (14.8% in A$, up from 13.3%). ROE before goodwill amortisation was 17.0% in US$, up 2.3 percentage points (pp), (16.9% in A$, up 0.8 pp).

Return on funds employed (ROFE) was up again in US$ to 20.2% for the year to September 2004, from 15.7% in the previous corresponding period. (A$ ROFE was 20.1%,   up from 17.2%). ROFE increased in every segment of the group.

Profit margins (earnings before interest, tax, depreciation and amortisation or EBITDA, as a proportion of trading revenue) improved strongly in both the US subsidiary Rinker Materials Corporation, up 1.6 pp to 22.6%, and the Australian subsidiary Readymix, up 3.0 pp to 20.9%. The group EBITDA margin was 22.0%, up 1.8 pp.

Cash generation increased further. Free cash flow was US$ 219 million, up 7% (A$310 million, up 2%). Cash was used to fund higher capital expenditure as we invested in new plants, and to fund increased working capital, used to cover higher raw material inventory costs.

Key Features of Result

• Prices rose for most products across the US and Australia. The increases, together with operational efficiency savings, more than offset cost escalation in raw materials, fuel, power and freight.

• Volumes were higher in most businesses as strong construction activity levels continued in both the US and Australia.

• Profitability of the US concrete pipe business lifted sharply as economic conditions improved across most states.

• The Florida operations were impacted by four hurricanes during the second quarter – the first time since records began in 1851 that four hurricanes have hit the state within a single season.

Rinker’s financial position continued to strengthen. Gearing (net debt/net debt + equity) was 17.5%, down from 20.9% at end March 2004. Net debt/equity was 21.2%, from 26.4%. Net debt was US$502 million, down from US$601 million at 31 March 2004, while interest cover was 17.3 times for the 12 months to September 2004, up from 11.5 times in March (in US$).

The result reflects intensive efforts by Rinker’s people to offset significant cost increases with price gains and improved operational efficiency. It also demonstrates the ongoing strength of our key geographic markets, which continue to see high levels of construction activity.

Acquisition activity remained scarce within the US heavy building materials sector, but Rinker’s base business continues to perform well, enabling us to comfortably maintain the strong and consistent growth we have seen for a number of years.

Rinker Materials in the US has delivered consistent, compound average growth of 13% p.a. in sales and 20% p.a. in EBITDA since 1998. For the Rinker group, pro-forma data shows consistent compound US$ sales growth of 11% p.a. over the past five years and 15% p.a. EBITDA growth.

Business Results

Rinker Materials (US) Sales for the half year were US$1,652 million, up 13%. EBITDA was up 21% to US$374 million. EBIT rose 31% to US$273 million. US$ return on funds employed was 20.7%, up strongly from 16.4%. All segments delivered higher revenue and profits.

The Florida and Arizona operations performed particularly well, supported by strong markets.  The concrete pipe recovery continued as volumes and profit improved further in the second quarter.

Hurricane damage to the Florida operations during the period is estimated at US$2 million property damage, with some further impact – due to trading interruptions – difficult to estimate. Demand returned strongly in October, after the hurricanes.

• Aggregates EBITDA was up 11% to US$124 million. Average prices and volumes each rose almost five per cent.

• Concrete, block and asphalt EBITDA was US$110 million, up 36%. Concrete and block prices and volumes rose more than five per cent. Phoenix concrete prices were up.

• Cement EBITDA was US$59 million, up two per cent. Volumes fell slightly as bulk deliveries to other major producers returned to more normal levels and shipping shortages restricted imports.  Prices rose US$5 a ton in July.  Ocean freight costs are up significantly.

• Concrete pipe EBITDA was US$63 million, up 25%. Volumes rose strongly. Higher prices and operational improvement cost savings helped offset steep increases in steel - a major input cost.

• Other businesses (polypipe, gypsum distribution, prestress concrete and unallocated corporate costs) EBITDA was US$17 million, up from US$7 million in the previous half year (which included a US$10 million writedown for prestress).

Readymix (Australia) Higher volumes, cost savings and price increases helped lift revenue 15% to A$682 million, and EBITDA 34% to A$142 million. EBIT was A$110 million, up 35%. ROFE (A$) rose further to 20.4%, from 15.8% in the prior year.

Concrete prices were four per cent above the previous year and aggregate prices were up strongly. Average concrete pipe prices declined marginally based on mix and competitive pressures, but pipe’s profit contribution increased. Volumes were up strongly in all businesses.

Work continued on delivering synergy benefits from the Cement Australia merger. Cement prices increased in October to recoup higher costs. The Emoleum asphalt joint venture improved under new management and stronger markets.

Overview and Strategy

Rinker has performed very satisfactorily in its first 18 months as a separate company. We are achieving our objective of delivering returns in the top quartile of the global heavy building materials sector.

The group continued to build on its strong market positions in high population growth regions such as Florida and Arizona. The performance of the base business in these areas, together with Readymix in Australia, underpinned Rinker’s strong growth.

The group’s largest acquisition, made in September 2002 for US$540 million, is now fully integrated into Rinker Materials and continues to improve. Efforts to lift the performance of the US concrete pipe business are also producing results, and the outlook is positive.

Despite sharply higher costs across the group, we have been able to offset their impact with price increases and operational improvement initiatives.

We are pleased that Rinker’s strong performance has enabled us to increase the dividend by 17%, in addition to the 14% increase in the final dividend announced in May.  Both dividends are fully franked and we expect to maintain full franking of dividends at current levels.

The number of available acquisitions within the US heavy building materials industry remain low, but we are optimistic that the volume will pick up.

Rinker’s solid financial position and strong cashflows will enable us to capitalise on value-adding acquisitions as they eventuate. In the meantime, we continue to make low risk investments in new plant and equipment, expanding in fast-growing areas adjacent to existing markets.

Capital expenditure during the half year totalled US$151 million (A$214 million). Development capital expenditure, including acquisitions, was US$63 million (A$89 million). This included work on nine new concrete and block plants in the US, along with two plant expansions and more than 50 new trucks to help service customer needs. In Australia, we invested in two concrete plant upgrades, new concrete trucks and quarry reserves.

Acquisitions included Loven Concrete in Tennessee, the RMC concrete business in the Florida panhandle and small acquisitions in Portland, Oregon and in Australia.

Outlook for the second half

Rinker expects construction activity to continue at high levels in both the US and Australia.

In the US, activity remains strong in Rinker Materials’ major states – Florida, Arizona and Nevada. Tennessee and Washington state are slowly improving after three years of decline. In non-residential or commercial construction, there is increasing anecdotal evidence of a pick up, albeit slow, in Rinker Materials’ markets.

Debate continues on the federal six-year road bill. The industry expects it to finish up around 30% in total above the previous bill, TEA-21, delivering compound growth of around 4% a year, to underpin construction activity until 2009.

Housing activity is strong in Florida and Arizona, with no sign of a decline. Some slowing is evident in Las Vegas. Low interest rates, improving employment and low housing inventories are all positive for the sector.

In Australia, BIS Shrapnel’s construction activity forecast (as at 11 November) for the year to March 2005 is for a 3.1% increase overall, with engineering up 4.2%, non-residential/commercial up 4.0% and residential up 1.6%.  Readymix profit is expected to grow slightly ahead of construction activity levels during the second  half, coming on top of the very strong growth reported in the previous corresponding half year (HYES03).

Costs are a key focus. Steel and other raw materials, fuel, freight and power have all increased significantly over the past 12 months and further increases are scheduled. The challenge remains to offset the cost increases with price rises and other savings and efficiency gains. This is critical to maintaining margins.   Rinker Materials has announced price increases for January 1 and Readymix expects higher prices next year.

Our expectations for the full year result are that we will deliver around 20% growth in trading EBIT for Readymix, in A$, and around 30% for Rinker Materials, in US$.

In summary, Rinker continues to perform within the top quartile of its global peers in the heavy building materials sector. The outlook is very solid, with strong construction activity levels expected to continue, and higher prices and operational improvement expected to offset cost increases.

We look forward to delivering another satisfactory result for the full year.

DIRECTORS OF RINKER GROUP LIMITED

Directors of Rinker Group Limited at any time during the half year ended 30 September 2004, or since that date, are shown below.  Each was a director from 1 April 2004 up to and including the date of this report.

John Arthur	John Ingram
David Clarke	John Morschel
Marshall Criser	Walter Revell

Signed in accordance with a resolution of the directors.

/s/ John Morschel	/s/ David Clarke
John Morschel	David Clarke
Chairman	Chief Executive and Managing Director

Sydney, 16 November 2004

This Directors’ Report contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

HALF YEAR ENDED 30 SEPTEMBER	Note	US$ million 2004	US$ million 2003	A$ million 2004	A$ million 2003

Trading revenue - sale of goods		2,133.6	1,847.8	3,021.3	2,835.9
Cost of sales		(1,204.8)	(1,080.1)	(1,706.1)	(1,657.6)
Warehouse and distribution costs		(403.7)	(337.0)	(571.7)	(517.2)
Selling, general and administrative costs		(198.2)	(178.3)	(280.6)	(274.2)
Share of partnership net income	8	4.0	5.4	5.7	8.2
Share of associates’ net profit	8	14.7	3.8	20.6	6.0
Operating profit		345.6	261.6	489.2	401.1
Other revenue from ordinary activities		7.6	13.0	10.9	19.9
Other expenses from ordinary activities		(7.3)	(17.0)	(10.5)	(25.4)
Profit from ordinary activities before finance and income tax expense		345.9	257.6	489.6	395.6
Interest income	3	7.6	3.2	10.7	4.9
Borrowing costs	3	(26.3)	(30.4)	(37.2)	(46.6)
Profit from ordinary activities before income tax expense		327.2	230.4	463.1	353.9
Income tax expense relating to ordinary activities	4	(116.8)	(78.5)	(165.3)	(120.9)
Net profit		210.4	151.9	297.8	233.0
Net profit attributable to outside equity interests		(2.8)	(0.1)	(4.0)	(0.2)
Net profit attributable to members of Rinker Group Limited		207.6	151.8	293.8	232.8
Increase (decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations		(48.4)	93.9	91.3	(215.2)
Adjustment to opening retained earnings on adoption of revised AASB 1028 “Employee Benefits”		—	(0.3)	—	(0.5)
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity		(48.4)	93.6	91.3	(215.7)
Total changes in equity other than those resulting from transactions with owners as owners		159.2	245.4	385.1	17.1

Reconciliation of retained profits
Retained profits at the beginning of the financial period		582.0	371.5	1,031.4	727.0
Net profit attributable to members of Rinker Group Limited		207.6	151.8	293.8	232.8
Adjustment to opening retained earnings on adoption of revised AASB 1028 “Employee Benefits”		—	(0.3)	—	(0.5)
Transfer to foreign currency translation reserve on disposal of subsidiary		—	—	—	0.6
Total available for appropriation		789.6	523.0	1,325.2	959.9
Dividends provided for	5	(53.9)	(43.1)	(75.5)	(66.1)
Retained profits at the end of the financial period		735.7	479.9	1,249.7	893.8

Earnings per share
Basic and diluted earnings per share based on net profit attributable to members of Rinker Group Limited (cents per share)		22.0 cents	16.1 cents	31.2 cents	24.6 cents

Weighted average number of shares outstanding (million)		943.0	944.7	943.0	944.7

Exchange rate (A$=US$)	1	0.7063	0.6512	0.7063	0.6512

Notes to the financial statements are set out on pages 8 to 17.

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT	Note	US$ million 30 Sept 2004	US$ million 31 March 2004	A$ million 30 Sept 2004	A$ million 31 March 2004

CURRENT ASSETS
Cash assets		439.4	328.5	613.2	435.1
Receivables		587.1	532.7	819.1	705.5
Inventories		303.3	263.9	423.2	349.5
Other current assets		30.4	60.6	42.4	80.2
Current assets		1,360.2	1,185.7	1,897.9	1,570.3

NON-CURRENT ASSETS
Receivables		70.6	89.8	98.5	119.0
Inventories		41.0	42.1	57.2	55.7
Investments accounted for using the equity method		145.8	143.4	203.4	189.9
Other financial assets		18.2	13.5	25.4	17.8
Property, plant and equipment		1,737.3	1,715.7	2,424.1	2,271.8
Intangibles		816.1	838.8	1,138.6	1,110.7
Deferred income tax assets		63.8	60.2	89.0	79.7
Other non-current assets		37.6	40.8	52.4	54.0
Non-current assets		2,930.4	2,944.3	4,088.6	3,898.6
Total assets		4,290.6	4,130.0	5,986.5	5,468.9

CURRENT LIABILITIES
Payables		434.9	459.8	606.6	608.9
Interest-bearing liabilities		256.0	17.4	357.2	23.0
Income tax liabilities		132.4	57.7	184.8	76.4
Provisions		91.0	88.9	127.0	117.8
Current liabilities		914.3	623.8	1,275.6	826.1

NON-CURRENT LIABILITIES
Payables		29.8	19.4	41.5	25.7
Interest-bearing liabilities		685.2	912.4	956.0	1,208.2
Deferred income tax liabilities		223.7	222.8	312.1	295.1
Provisions		71.1	71.0	99.4	94.0
Non-current liabilities		1,009.8	1,225.6	1,409.0	1,623.0
Total liabilities		1,924.1	1,849.4	2,684.6	2,449.1
Net assets	7	2,366.5	2,280.6	3,301.9	3,019.8

EQUITY
Contributed equity	6	1,475.9	1,497.1	2,255.8	2,286.2
Reserves		148.2	196.6	(213.0)	(304.3)
Retained profits		735.7	582.0	1,249.7	1,031.4
Equity attributable to members of Rinker Group Limited		2,359.8	2,275.7	3,292.5	3,013.3
Outside equity interests in controlled entities		6.7	4.9	9.4	6.5
Total equity		2,366.5	2,280.6	3,301.9	3,019.8

Exchange rate (A$=US$)	1	0.7167	0.7552	0.7167	0.7552

Notes to the financial statements are set out on pages 8 to 17.

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS

HALF YEAR ENDED 30 SEPTEMBER		US$ million 2004	US$ million 2003	A$ million 2004	A$ million 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		2,214.4	1,868.0	3,136.2	2,863.0
Payments to suppliers and employees		(1,884.4)	(1,559.4)	(2,667.5)	(2,400.2)
Dividends and distributions from associate entities		7.2	0.9	10.1	1.4
Interest received		6.9	3.2	9.8	4.9
Income taxes (paid) refunded		(12.9)	3.2	(18.2)	5.0
Net cash from operating activities		331.2	315.9	470.4	474.1

CASH FLOWS FROM INVESTING ACTIVITES
Purchase of property, plant, equipment and other non-current assets		(130.5)	(102.8)	(185.2)	(158.1)
Proceeds from sale of property, plant, equipment and other non-current assets		3.7	6.7	5.3	10.2
Purchase of controlled entities and businesses net of cash acquired		(20.5)	(11.1)	(28.6)	(15.7)
Proceeds from sale of interests in controlled entities and businesses		3.0	—	4.3	—
Loans and receivables advanced		(10.5)	(4.1)	(15.0)	(6.0)
Loans and receivables repaid		37.0	9.5	53.5	14.3
Net cash (used in) investing activities		(117.8)	(101.8)	(165.7)	(155.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (repayments of) borrowings		12.0	(213.5)	14.5	(350.9)
Cash received from CSR Limited (a)		—	194.0	—	315.5
Dividends paid		(53.3)	(43.1)	(75.5)	(66.1)
Outside equity interest distributions		(1.1)	(0.4)	(1.6)	(0.7)
Payments for Rinker Group Limited share buy-back	6	(21.9)	—	(31.3)	—
Proceeds from issue of shares	6	0.7	0.6	0.9	0.9
Interest and other finance costs paid		(25.0)	(25.7)	(35.6)	(39.0)
Net cash (used in) financing activities		(88.6)	(88.1)	(128.6)	(140.3)

NET INCREASE IN CASH HELD		124.8	126.0	176.1	178.5
Cash at beginning of the financial period		328.5	111.0	435.1	184.8
Effects of exchange rate changes		(13.9)	1.4	2.0	(10.6)
Net cash at 30 September		439.4	238.4	613.2	352.7

Exchange rate (A$=US$)	1	0.7063	0.6512	0.7063	0.6512

(a)           As part of the demerger the Rinker group received US$194.0 million or A$315.5 million from CSR Limited.

Notes to the financial statements are set out on pages 8 to 17.

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1  ACCOUNTING POLICIES

Basis of Preparation and Significant Accounting Policies

This Half Year Report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Listing Rules of the Australian Stock Exchange Limited.  This report does not include all the notes of the type normally included in an annual financial report.

This report should be read in conjunction with the company’s last annual financial report, the Full Financial Report for the year ended 31 March 2004.  Members wishing to receive the Full Financial Report may obtain a copy from our internet site at www.rinkergroup.com or by contacting Rinker Investor Relations.  The accounting standards, policies, estimation methods and measurement bases used in this report are the same as those used in the last annual financial report, except for the adoption of Australian Accounting Standard AASB 1047 “Disclosing the Impact of Adopting AASB equivalents to IASB Standards”.  This accounting standard does not impact the financial statements, but requires Rinker to disclose how Rinker’s transition to AASB equivalents to IASB Standards is being managed and provide an explanation of key differences arising that are expected to impact Rinker.  Note 12 includes information to meet this requirement.

Reporting Currency

Rinker has obtained relief from ASIC under section 340 (1) of the Corporations Act 2001, relieving the company from the requirements of Australian Accounting Standards to the extent necessary to allow Rinker to report in both Australian dollars and United States dollars.  Australian dollar and US dollar local currency results are translated to reporting currency using the current rate method.  To assist users in understanding the effect on the financial report of changes in foreign exchange rates, the foreign exchange rates disclosed on the Consolidated Statement of Financial Performance and Consolidated Statement of Cashflows represent the effective average rates for the period and for the Statement of Financial Position the closing rate at the end of each period.

Rounding

Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by ‘US$ million’ and ‘A$ million’.  Rinker is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

Comparative Figures

Where necessary to facilitate comparison, comparative figures have been adjusted to conform with changes in presentation in the current year.

FINANCIAL REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2  SEGMENT INFORMATION

Products and Services

Rinker Materials:  aggregates, cement, concrete, concrete block, asphalt, concrete pipe and other reinforced concrete products, building materials distribution and polyethylene pipe

Readymix: aggregates, concrete, asphalt, cement, concrete pipe and other reinforced concrete products

US$ million	Profit from ordinary activities before income tax		Income tax (expense) benefit		Outside equity interests		Net profit attributable to members of Rinker Group Limited
HALF YEAR ENDED 30 SEPTEMBER	2004	2003	2004	2003	2004	2003	2004	2003
BUSINESS SEGMENTS
Rinker Materials
Aggregates	88.0	77.5	(32.1)	(26.3)	—	(0.1)	55.9	51.1
Cement	48.5	47.4	(19.9)	(17.0)	—	—	28.6	30.4
Concrete, block, asphalt	80.6	54.1	(32.0)	(19.9)	—	—	48.6	34.2
Concrete pipe and products	47.7	34.5	(18.6)	(13.2)	—	—	29.1	21.3
Other	8.4	(5.0)	(2.6)	0.1	(2.8)	—	3.0	(4.9)
Total Rinker Materials	273.2	208.5	(105.2)	(76.3)	(2.8)	(0.1)	165.2	132.1
Readymix	77.7	52.9	(21.7)	(14.5)	—	—	56.0	38.4
Segment totals	350.9	261.4	(126.9)	(90.8)	(2.8)	(0.1)	221.2	170.5
Corporate	(5.0)	(3.8)	1.4	1.1	—	—	(3.6)	(2.7)
Group totals	345.9	257.6	(125.5)	(89.7)	(2.8)	(0.1)	217.6	167.8
Net finance (note 3)	(18.7)	(27.2)	8.7	11.2	—	—	(10.0)	(16.0)
Consolidated Rinker group	327.2	230.4	(116.8)	(78.5)	(2.8)	(0.1)	207.6	151.8

A$ million
BUSINESS SEGMENTS
Rinker Materials
Aggregates	124.6	118.8	(45.4)	(40.1)	—	(0.1)	79.2	78.6
Cement	68.7	72.7	(28.3)	(26.3)	—	—	40.4	46.4
Concrete, block, asphalt	114.3	83.2	(45.4)	(30.9)	—	(0.1)	68.9	52.2
Concrete pipe and products	67.4	53.0	(26.2)	(20.3)	—	—	41.2	32.7
Other	11.8	(7.5)	(3.6)	0.1	(4.0)	—	4.2	(7.4)
Total Rinker Materials	386.8	320.2	(148.9)	(117.5)	(4.0)	(0.2)	233.9	202.5
Readymix	109.9	81.3	(30.7)	(22.3)	—	—	79.2	59.0
Segment totals	496.7	401.5	(179.6)	(139.8)	(4.0)	(0.2)	313.1	261.5
Corporate	(7.1)	(5.9)	2.0	1.9	—	—	(5.1)	(4.0)
Group totals	489.6	395.6	(177.6)	(137.9)	(4.0)	(0.2)	308.0	257.5
Net finance (note 3)	(26.5)	(41.7)	12.3	17.0	—	—	(14.2)	(24.7)
Consolidated Rinker group	463.1	353.9	(165.3)	(120.9)	(4.0)	(0.2)	293.8	232.8

US$ million	External revenue		Internal revenue		Total revenue(a)
HALF YEAR ENDED 30 SEPTEMBER	2004	2003	2004	2003	2004	2003

BUSINESS SEGMENTS
Rinker Materials
Aggregates	287.1	251.4	170.0	155.9	457.1	407.3
Cement	92.1	86.3	104.0	97.9	196.1	184.2
Concrete, block, asphalt	797.3	695.0	—	—	797.3	695.0
Concrete pipe and products	255.0	228.4	—	—	255.0	228.4
Other	226.8	205.1	—	—	226.8	205.1
Eliminations	—	—	(274.0)	(253.8)	(274.0)	(253.8)
Total Rinker Materials	1,658.3	1,466.2	—	—	1,658.3	1,466.2
Readymix	482.9	394.6	—	—	482.9	394.6
Segment totals	2,141.2	1,860.8	—	—	2,141.2	1,860.8
Corporate	—	—	—	—	—	—
Group totals	2,141.2	1,860.8	—	—	2,141.2	1,860.8
Interest revenue (note 3)	7.6	3.2	—	—	7.6	3.2
Consolidated Rinker group	2,148.8	1,864.0	—	—	2,148.8	1,864.0

A$ million
BUSINESS SEGMENTS
Rinker Materials
Aggregates	406.6	386.1	240.8	239.4	647.4	625.5
Cement	130.4	132.4	147.4	150.4	277.8	282.8
Concrete, block, asphalt	1,129.3	1,065.7	—	—	1,129.3	1,065.7
Concrete pipe and products	360.9	350.7	—	—	360.9	350.7
Other	321.3	314.9	—	—	321.3	314.9
Eliminations	—	—	(388.2)	(389.8)	(388.2)	(389.8)
Total Rinker Materials	2,348.5	2,249.8	—	—	2,348.5	2,249.8
Readymix	683.7	606.0	—	—	683.7	606.0
Segment totals	3,032.2	2,855.8	—	—	3,032.2	2,855.8
Corporate	—	—	—	—	—	—
Group totals	3,032.2	2,855.8	—	—	3,032.2	2,855.8
Interest revenue (note 3)	10.7	4.9	—	—	10.7	4.9
Consolidated Rinker group	3,042.9	2,860.7	—	—	3,042.9	2,860.7

(a)           Excludes net profit from equity accounted associate entities.

	Investments accounted for using the equity method		Share of associate entities’ net profit		Depreciation, depletion and amortisation (b)		Capital expenditure (c)
US$ million AS AT AND HALF YEAR ENDED	30 Sept 2004	31 March 2004	30 Sept 2004	30 Sept 2003	30 Sept 2004	30 Sept 2003	30 Sept 2004	30 Sept 2003

BUSINESS SEGMENTS
Rinker Materials
Aggregates	5.9	4.3	1.5	1.3	36.4	34.1	29.8	22.7
Cement	—	—	—	—	10.8	10.6	2.3	1.7
Concrete, block, asphalt	—	—	—	—	29.1	26.8	76.0	29.4
Concrete pipe and products	—	—	—	—	15.6	16.1	5.3	5.3
Other	—	—	—	—	8.4	11.6	3.5	5.5
Total Rinker Materials	5.9	4.3	1.5	1.3	100.3	99.2	116.9	64.6
Readymix	139.9	139.1	17.2	7.9	22.9	16.0	34.0	32.7
Segment Totals	145.8	143.4	18.7	9.2	123.2	115.2	150.9	97.3
Corporate	—	—	—	—	0.2	—	—	—
Consolidated Rinker group	145.8	143.4	18.7	9.2	123.4	115.2	150.9	97.3

A$ million
BUSINESS SEGMENTS
Rinker Materials
Aggregates	8.2	5.7	2.2	2.1	51.6	52.3	42.1	34.6
Cement	—	—	—	—	15.2	16.4	3.3	2.6
Concrete, block, asphalt	—	—	—	—	41.2	41.1	107.1	45.2
Concrete pipe and products	—	—	—	—	22.0	24.7	7.5	8.2
Other	—	—	—	—	12.0	17.8	5.0	8.5
Total Rinker Materials	8.2	5.7	2.2	2.1	142.0	152.3	165.0	99.1
Readymix	195.2	184.2	24.1	12.1	32.4	24.8	48.4	49.8
Segment Totals	203.4	189.9	26.3	14.2	174.4	177.1	213.4	148.9
Corporate	—	—	—	—	0.3	—	—	—
Consolidated Rinker group	203.4	189.9	26.3	14.2	174.7	177.1	213.4	148.9

(b)           Other non-cash expenses are immaterial.

(c)           Shown on an accruals basis.

	Assets		Liabilities		Allocated Tax Assets & Liabilities		Segment Funds Employed
US$ million AS AT	30 Sept 2004	31 March 2004	30 Sept 2004	31 March 2004	30 Sept 2004	31 March 2004	30 Sept 2004	31 March 2004

Segment funds employed is calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities:

BUSINESS SEGMENTS
Rinker Materials
Aggregates	944.3	932.4	(88.4)	(93.3)	(71.7)	(43.1)	784.2	796.0
Cement	398.8	410.1	(20.4)	(29.8)	(46.5)	(26.2)	331.9	354.1
Concrete, block, asphalt	900.9	834.7	(193.3)	(183.3)	(78.2)	(43.1)	629.4	608.3
Concrete pipe and products	460.5	437.4	(63.3)	(60.1)	(47.7)	(29.2)	349.5	348.1
Other	234.5	219.5	(114.8)	(118.3)	(10.6)	(21.4)	109.1	79.8
Eliminations	(30.9)	(30.9)	30.9	30.9	—	—	—	—
Total Rinker Materials	2,908.1	2,803.2	(449.3)	(453.9)	(254.7)	(163.0)	2,204.1	2,186.3
Readymix	871.1	897.0	(164.5)	(170.6)	(49.3)	(26.5)	657.3	699.9
Segment totals	3,779.2	3,700.2	(613.8)	(624.5)	(304.0)	(189.5)	2,861.4	2,886.2
Corporate	3.1	6.6	(3.8)	(2.9)
Group totals	3,782.3	3,706.8	(617.6)	(627.4)
Net cash	439.4	328.5	—	—
Tax assets (liabilities)	63.8	91.0	(356.1)	(280.5)
Interest and other finance receivable (payable)	5.1	3.7	(9.2)	(11.7)
Interest-bearing liabilities	—	—	(941.2)	(929.8)
Consolidated Rinker group	4,290.6	4,130.0	(1,924.1)	(1,849.4)

A$ million
BUSINESS SEGMENTS
Rinker Materials
Aggregates	1,317.5	1,234.6	(123.4)	(123.5)	(99.9)	(57.1)	1,094.2	1,054.0
Cement	556.3	543.0	(28.4)	(39.5)	(64.8)	(34.6)	463.1	468.9
Concrete, block, asphalt	1,257.1	1,105.3	(269.7)	(242.7)	(109.2)	(57.1)	878.2	805.5
Concrete pipe and products	642.6	579.2	(88.3)	(79.6)	(66.6)	(38.7)	487.7	460.9
Other	327.1	290.7	(160.2)	(156.7)	(14.8)	(28.5)	152.1	105.5
Eliminations	(43.1)	(40.9)	43.1	40.9	—	—	—	—
Total Rinker Materials	4,057.5	3,711.9	(626.9)	(601.1)	(355.3)	(216.0)	3,075.3	2,894.8
Readymix	1,215.5	1,187.8	(229.5)	(225.9)	(68.8)	(35.0)	917.2	926.9
Segment totals	5,273.0	4,899.7	(856.4)	(827.0)	(424.1)	(251.0)	3,992.5	3,821.7
Corporate	4.3	8.7	(5.3)	(3.8)
Group totals	5,277.3	4,908.4	(861.7)	(830.8)
Net cash	613.2	435.1	—	—
Tax assets (liabilities)	89.0	120.5	(496.9)	(371.5)
Interest and other finance receivable (payable)	7.0	4.9	(12.8)	(15.6)
Interest-bearing liabilities	—	—	(1,313.2)	(1,231.2)
Consolidated Rinker group	5,986.5	5,468.9	(2,684.6)	(2,449.1)

	Segment assets		Total revenue (d)
US$ million AS AT AND HALF YEAR ENDED	30 Sept 2004	31 March 2004	30 Sept 2004	30 Sept 2003
GEOGRAPHICAL SEGMENTS
United States	2,908.1	2,803.2	1,658.3	1,466.2
Australia	846.4	871.9	463.9	375.8
China	24.7	25.1	19.0	18.8
Segment totals	3,779.2	3,700.2	2,141.2	1,860.8

A$ million
GEOGRAPHICAL SEGMENTS
United States	4,057.5	3,711.9	2,348.5	2,249.8
Australia	1,181.1	1,154.5	656.8	576.8
China	34.4	33.3	26.9	29.2
Segment totals	5,273.0	4,899.7	3,032.2	2,855.8

(d)           Excludes net profit from equity accounted associate entities.

3 NET FINANCE EXPENSE

HALF YEAR ENDED 30 SEPTEMBER	US$ million 2004	US$ million 2003	A$ million 2004	A$ million 2003
Interest paid or payable on short-term debt	0.3	0.3	0.4	0.5
Interest paid or payable on long-term debt	22.8	27.7	32.2	42.4
Finance leases	—	0.1	—	0.1
Total interest expense	23.1	28.1	32.6	43.0
Add
- funding costs	3.3	2.4	4.7	3.8
- foreign exchange (gain)	(0.1)	(0.1)	(0.1)	(0.2)
Borrowing costs	26.3	30.4	37.2	46.6
Less interest income	(7.6)	(3.2)	(10.7)	(4.9)
Net finance expense	18.7	27.2	26.5	41.7

4 INCOME TAX

Reconciliation of income tax expense charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax

Profit from ordinary activities before income tax	327.2	230.4	463.1	353.9

Income tax expense calculated at 30%	98.2	69.1	138.9	106.2
Increase (decrease) in income tax expense due to:
Overseas tax rate differential	16.5	14.2	23.3	21.8
Non-tax deductible depreciation and amortisation	6.8	6.6	9.6	10.1
Non-tax deductible other expenditure	2.6	1.0	3.7	1.5
Asset disposals and writedowns	—	2.0	—	3.1
Supplementary US depletion deductions	(2.8)	(4.6)	(4.0)	(7.1)
Asian trading losses not previously recognised now brought to account	(0.2)	(1.1)	(0.2)	(1.7)
Equity accounted associates’ profit/rebates on dividends received	(3.9)	(0.8)	(5.5)	(1.2)
Income tax over provided in previous years	—	(5.3)	—	(7.8)
Other items	(0.4)	(2.6)	(0.5)	(4.0)
Total income tax expense on profit from ordinary activities	116.8	78.5	165.3	120.9

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. Rinker and its wholly-owned Australian resident entities are eligible to consolidate for tax purposes under this legislation and have elected to be taxed as a single entity with effect from 12 April 2003. The Australian Taxation Office has not yet been provided with formal notification of Rinker’s implementation of the tax consolidation system. The head entity within the tax-consolidated group for the purposes of the tax consolidation system is Rinker Group Limited.

5 DIVIDENDS

	Financial Year	Date paid / payable	Amount per share (A$ cents)	Total amount (A$ million)
Final Dividend	2004	2 July 2004	8	75.5
Interim Dividend	2005	13 December 2004	7	65.9

The final dividend in respect of ordinary shares for the year ended 31 March 2004 was declared on 25 May 2004.  Accordingly, this item was recognised during the half year ended 30 September 2004.

On 16 November 2004, the Rinker Group Limited directors declared an interim dividend of 7 cents per share fully franked at the Australian Corporate Tax rate of 30%.  This interim dividend in respect of ordinary shares for the half year ended 30 September 2004 has not been recognised in this half year report because the interim dividend was declared subsequent to 30 September 2004.  This amount will be payable based on shares on issue at 26 November 2004 and is estimated to be A$65.9 million.

Holders of Rinker American Depositary Receipts (ADRs) in the United States, which each represent ten Rinker ordinary shares, will receive a dividend equivalent to 70 Australian cents per ADR, or ten times the interim dividend per ordinary share noted above.

6 CONTRIBUTED EQUITY

HALF YEAR ENDED 30 SEPTEMBER 2004	Ordinary Shares Fully Paid(a)	Share Capital US$ million	Share Capital A$ million

Particulars of shares issued during the half year by Rinker Group Limited
On issue 31 March 2004	944,994,496	1,497.1	2,286.2

Share Buyback(b)	(4,000,028)	(21.9)	(31.3)
Universal Share Plan(c)	237,900	0.7	0.9
Total movements during the period	(3,762,128)	(21.2)	(30.4)
On issue 30 September 2004 and 16 November 2004	941,232,368	1,475.9	2,255.8

a                  Fully paid ordinary shares are listed on the Australian stock exchange, and carry one vote per share and the right to dividends.

b                 On 19 February 2004, Rinker announced that a 12 month on-market share buyback of up to 10% of its ordinary shares would commence in May 2004. 4,000,028 shares were repurchased under the on-market buyback during the half year to 30 September 2004. Shares repurchased were cancelled immediately on receipt.

c                  Fully paid ordinary shares were issued in August and September 2004 under the employee Universal Share Plan.  Shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company.  Offers of fully paid shares were made to all eligible employees (2,781).  1,259 accepted the offer, subscribing for either 50 or 100 shares and receiving the same number at no cost. No expense was recorded in respect of free shares provided to employees under the Universal Share Plan.

7 NET TANGIBLE ASSETS PER SHARE

Net tangible assets per share represents net assets less intangible assets and outside equity interests divided by number of shares outstanding:

AS AT	US$ million 30 Sept 2004	US$ million 31 March 2004	A$ million 30 Sept 2004	A$ million 31 March 2004
Net assets	2,366.5	2,280.6	3,301.9	3,019.8
Less intangible assets	(816.1)	(838.8)	(1,138.6)	(1,110.7)
Less outside equity interests	(6.7)	(4.9)	(9.4)	(6.5)
Net tangible assets	1,543.7	1,436.9	2,153.9	1,902.6
Number of shares outstanding (million)	941.2	945.0	941.2	945.0
Net tangible assets (dollars per share)	1.64	1.52	2.29	2.01

8 EQUITY ACCOUNTING INFORMATION

HALF YEAR ENDED 30 SEPTEMBER	US$ million 2004	US$ million 2003	A$ million 2004	A$ million 2003

Aggregate share of profits (losses) from equity accounted associates and partnerships (together ‘associate entities’)

Profit from ordinary activities before income tax	14.8	10.3	20.9	15.9
Income tax benefit (expense)	3.9	(1.1)	5.4	(1.7)
Aggregate share of profits (losses) from equity accounted associate entities on ordinary activities after income tax	18.7	9.2	26.3	14.2

	Ownership Interest		Contribution to Net Profit		Contribution to Net Profit
HALF YEAR ENDED 30 SEPTEMBER	2004	2003	US$ million 2004	US$ million 2003	A$ million 2004	A$ million 2003

Associates
Cement Australia Holdings Pty Limited	25%	25%	12.6	1.7	17.6	2.6
Metromix Pty Limited	50%	50%	0.6	0.8	0.8	1.3
Granite Canyon Joint Venture	49%	49%	1.5	1.3	2.2	2.1
Associates			14.7	3.8	20.6	6.0

Partnerships
Cement Australia Partnership	25%	25%	3.4	6.1	4.9	9.3
Emoleum Partnership	50%	50%	0.6	(0.6)	0.8	(1.0)
Immaterial Partnerships			—	(0.1)	—	(0.1)
Partnerships			4.0	5.4	5.7	8.2
Aggregate share of profits (losses) from equity accounted associate entities			18.7	9.2	26.3	14.2

One of Rinker’s associate companies and that associate company’s wholly-owned Australia resident entities have elected to consolidate and be treated as a single entity from 1 June 2003 under the legislation referred to at Note 4 above. The implementation of the tax consolidation system has been formally notified to the Australian Taxation Office. The financial impact of this election is included in Rinker’s aggregate share of profits of associate companies above.

9 CONTINGENT LIABILITIES

AS AT	US$ million 30 Sept 2004	US$ million 31 March 2004	A$ million 30 Sept 2004	A$ million 31 March 2004

Contingent liabilities, capable of estimation, arise in respect of the following categories:
Performance bonds provided to third parties	78.2	94.4	109.1	125.0
Bank guarantees provided by Rinker group	73.7	69.5	102.8	92.0
Total contingent liabilities	151.9	163.9	211.9	217.0

Readymix Holdings Pty Ltd acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers’ compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in Arizona, California, Nevada, New Mexico, Oregon and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

10 DETAILS OF ENTITIES OVER WHICH CONTROL HAS BEEN GAINED OR LOST

During the half year ended 30 September 2004, whilst no material controlled entities were acquired or disposed of, Rinker purchased three businesses (including one controlled entity) for a total consideration of US$26.4 million or A$36.9 million.

11 SUBSEQUENT EVENTS

On 16 November 2004, the directors declared an interim dividend of 7 cents per share, fully franked.  The total amount of the dividend is estimated to be $65.9 million and has not been provided for in the financial statements for the half year ended 30 September 2004.

12 IMPACT OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (A-IFRS)

Rinker will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) and their related pronouncements with effect from the year ending 31 March 2006.  A-IFRS require that, in reporting results for the year ending 31 March 2006, Rinker restate prior year comparatives in the financial report such that the comparative balances presented comply with the requirements specified in A-IFRS.  Adjustments required on transition will be made retrospectively, against opening retained profits. Various voluntary and mandatory exemptions are available to Rinker on first-time adoption which will not be available on an ongoing basis.  The impact on Rinker of the changes in accounting policies on first-time adoption of A-IFRS will be affected by the elections made.  Rinker is assessing the options available to determine the appropriate elections for Rinker.

Rinker’s A-IFRS project has three phases, initial risk assessment, detailed analysis and implementation.  The initial risk assessment was completed during the year ended 31 March 2004.  The A-IFRS project team is now conducting detailed analysis to determine the effect of changes in accounting policies on Rinker.  This is expected to be substantially complete by 31 March 2005.  Implementation will then be completed to enable financial reporting under A-IFRS during the year ending 31 March 2006.  Rinker’s A-IFRS project is appropriately resourced and reports regularly to the Board Audit Committee.

The following have been identified as the areas of most significance to Rinker.

Goodwill

Lower reported expenses as goodwill amortisation ceases

As at 30 September 2004, Rinker group’s total assets include US$799.6 million or A$1,115.6 million of goodwill arising on acquisitions made by the group.  This asset is currently being amortised over the period over which the benefits are expected to arise, to a maximum of 20 years and is subject to an annual recoverable amount test.  The amortisation expense for the twelve months ended 30 September 2004 was US$56.5 million or A$77.9 million.  Under A-IFRS, goodwill is not permitted to be amortised, but instead will be subject to an annual impairment test, with any impairment provisions to be recognised as an expense in the period they arise.

Impairment of Assets

Potential for write downs on transition and in future

Non-current assets are currently written down to recoverable amount when the assets’ carrying amount exceeds their recoverable amount.  Historically, although not mandated, Rinker group has discounted estimated future cash flows in determining the recoverable amount of its non-current assets.

A-IFRS has a more prescriptive impairment test than current Australian Accounting Standards, and requires discounted estimated future cash flows to be used where value in use is used to assess recoverable amount.  Consequently, on adoption of A-IFRS, revised impairment tests will need to be applied.  The Rinker group has not yet determined the impact, if any, of any impairment that may be required.  It is not practicable to determine the impact of the change in accounting policy for future financial reports, as any impairment or reversal thereof will be affected by future conditions.

Employee Benefits – Superannuation

Recognition of superannuation plan surpluses and deficits Impact of changes in plan valuations on future reported results

Rinker group entities sponsor three defined benefit superannuation plans in the United States and one in Australia.  Each plan is closed to new members. The Australian plan had a surplus of assets compared to accrued benefits of US$1.7 million or A$2.3 million at 31 March 2004, based on unaudited actuarial reviews. The three US plans had a total deficit of assets compared to accrued benefits of US$20.2 million or A$26.8 million at 1 January 2004, based on unaudited actuarial reviews.  The Rinker group does not currently recognise a liability for the deficit on these plans as it does not presently have a constructive or legal obligation to meet the deficit.  Currently, the Rinker group accounts for the cost of contributions to superannuation plans in the period in which contributions become payable.

Under A-IFRS, the Rinker group will be required to recognise the net surplus or deficit of each plan as an asset or liability in the Statement of Financial Position.  The adjustment to recognise the plan position on transition will be recognised against retained profits.  Ongoing changes in the net position of each plan will be recognised as income or expense in the Rinker group’s Statement of Financial Performance.  Rinker group entities are currently obtaining valuations of each plan in accordance with the relevant A-IFRS. Rinker group cannot predict the ongoing impact of valuations on future reported results as plan valuations will depend on future assumptions.

Taxation

Increase in deferred tax liabilities recognised

The method of recognising deferred tax assets and liabilities under A-IFRS is different from current Australian Accounting Standards. Rinker is currently assessing the impact of the A-IFRS on the group’s reported financial position and performance.  For Rinker, the principal difference under A-IFRS will be the recognition of additional deferred tax provisions for (1) increases in the value of land recognised on acquisitions, and for (2) non tax deductible depreciation and quarry amortisation charges.  Currently the method of recognising deferred tax liabilities under Australian Accounting Standards does not permit provision for future non tax deductible depreciation and amortisation.  The additional deferred tax provisions arising on transition to A-IFRS will be recognised as a reduction in retained profits.  The Rinker group has not identified the impact on future reported financial position or performance.

Derivatives - Interest rate swaps

Recognise fair value of swaps on balance sheet Gains and losses to be recorded

The Rinker group uses interest rate derivatives to convert floating interest rate cashflows to fixed interest rate cashflows. Under current Australian Accounting Standards, no assets or liabilities are recognised by the Rinker group in respect of interest rate swaps held.

Under A-IFRS, the Rinker group will be required to recognise the fair value of interest rate swaps as assets and liabilities in the Statement of Financial Position.  Changes in fair value will be recognised each period either in equity (to the extent the interest rate swap is deemed “effective” under A-IFRS) or the Statement of Financial Performance (to the extent the interest rate swap is not deemed “effective” under A-IFRS).  The Rinker group currently expects that the portion of changes in fair value deemed “ineffective” under A-IFRS will be small.

Restoration and Environmental Rehabilitation Provisions

Increase provisions on transition.  No change in expense recognition Unamortised costs to be included in quarry assets

The Rinker group currently provides for restoration and environmental rehabilitation costs by recognising a provision over the period in which quarry reserves are extracted.  Under A-IFRS, full provisions for relevant restoration and environmental rehabilitation costs will be required to be recognised on transition.  The related expense will be deferred and recognised over the economic life of the relevant quarry with the amount of unamortised restoration and rehabilitation expenses relating to future quarry life being included in the carrying value of quarry assets.  On transition, the required increase in restoration and environmental rehabilitation provisions will be recognised against the carrying value of quarry assets or retained earnings as appropriate. The Rinker group is currently assessing the level of provisions required at transition.

Functional and Presentation Currency

US$ reporting permitted

Rinker currently presents results in both Australian dollars and United States dollars, having obtained relief from the Australian Securities and Investments Commission (ASIC) to the extent necessary to allow this.  Under A-IFRS, Rinker intends to report financial information solely in United States dollars.

Rinker Group Limited

ABN 53 003 433 118

Directors’ declaration

Declaration by directors on the financial statements and notes thereto set out on pages 5 to 17.

The directors declare that the financial statements and notes thereto:

(a) comply with Accounting Standards;

(b) give a true and fair view of the financial position and performance of the consolidated entity;

(c) are, in the directors’ opinion, in accordance with the Corporations Act 2001.

In the directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001 on behalf of the directors.

/s/ John Morschel	/s/ David Clarke
John Morschel	David Clarke
Chairman	Chief Executive and Managing Director

Sydney, 16 November 2004

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF RINKER GROUP LIMITED

Scope

We have reviewed the financial report of Rinker Group Limited for the half year ended 30 September 2004 as set out on pages 5 to 18.  The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half year or from time to time during the half year.  The disclosing entity’s directors are responsible for the financial report.  We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements.  A review is limited primarily to inquiries of the entity’s personnel and analytical procedures applied to the financial data.  These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Rinker Group Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(ii)                         giving a true and fair view of the consolidated entity’s financial position as at 30 September 2004 and of its performance for the half year ended on that date; and

(ii)                         complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

/s/ G Couttas
G Couttas
Partner
Chartered Accountants

Sydney, 16 November 2004

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants’ Scheme under the Professional Standards Act 1994 (NSW).

ADDITIONAL INFORMATION

RECONCILIATION OF MANAGEMENT MEASURES

The following management measures, used elsewhere in this document, are not defined under Australian Generally Accepted Accounting Principles (GAAP).  Although we believe they enhance the understanding of our performance, they should not be used as an alternative to GAAP measures.  Reconciliations of these measures to the nearest GAAP measures are presented below.

1  Reconciliation of EBIT and EBITDA

EBIT represents profit on ordinary activities before finance and income tax.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	US$ million		A$ million
HALF YEAR ENDED 30 SEPTEMBER	2004	2003	2004	2003

Segment Trading Revenue
Aggregate	455	406	644	623
Cement	196	184	278	283
Concrete, block, asphalt	796	694	1,128	1,064
Concrete pipe and products	254	227	359	349
Other	225	205	318	314
Eliminations	(274)	(254)	(388)	(390)
Rinker Materials	1,652	1,462	2,339	2,243
Readymix	482	386	682	593
Consolidated Rinker group	2,134	1,848	3,021	2,836

Segment EBIT
Aggregate	88.0	77.5	124.6	118.8
Cement	48.5	47.4	68.7	72.7
Concrete, block, asphalt	80.6	54.1	114.3	83.2
Concrete pipe and products	47.7	34.5	67.4	53.0
Other	8.4	(5.0)	11.8	(7.5)
Rinker Materials	273.2	208.5	386.8	320.2
Readymix	77.7	52.9	109.9	81.3
Corporate	(5.0)	(3.8)	(7.1)	(5.9)
Consolidated Rinker group	345.9	257.6	489.6	395.6

Segment DA
Aggregate	36.4	34.1	51.6	52.3
Cement	10.8	10.6	15.2	16.4
Concrete, block, asphalt	29.1	26.8	41.2	41.1
Concrete pipe and products	15.6	16.1	22.0	24.7
Other	8.4	11.6	12.0	17.8
Rinker Materials	100.3	99.2	142.0	152.3
Readymix	22.9	16.0	32.4	24.8
Corporate	0.2	—	0.3	—
Consolidated Rinker group	123.4	115.2	174.7	177.1

Segment EBITDA
Aggregate	124.4	111.6	176.2	171.1
Cement	59.3	58.0	83.9	89.1
Concrete, block, asphalt	109.7	80.9	155.5	124.3
Concrete pipe and products	63.3	50.6	89.4	77.7
Other	16.8	6.6	23.8	10.3
Rinker Materials	373.5	307.7	528.8	472.5
Readymix	100.6	68.9	142.3	106.1
Corporate	(4.8)	(3.8)	(6.8)	(5.9)
Consolidated Rinker group	469.3	372.8	664.3	572.7

2  Reconciliation of Earnings per share

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	US$ million	US$ million	A$ million	A$ million
HALF YEAR ENDED 30 SEPTEMBER	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	207.6	151.8	293.8	232.8
Weighted average number of shares oustanding (million)	943.0	944.7	943.0	944.7
Earnings per share (cents)	22.0	16.1	31.2	24.6

Earnings per share pre-amortisation of goodwill represents Net profit attributable to members of Rinker Group Limited excluding goodwill amortisation divided by the weighted average number of shares outstanding.

	US$ million	US$ million	A$ million	A$ million
HALF YEAR ENDED 30 SEPTEMBER	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	207.6	151.8	293.8	232.8
Add back goodwill amortisation (after tax)	24.9	25.0	35.3	38.4
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	232.5	176.8	329.1	271.2
Weighted average number of shares outstanding (million)	943.0	944.7	943.0	944.7
Earnings per share pre-amortisation of goodwill (cents)	24.7	18.7	34.9	28.7

3  Reconciliation of EBIT before amortisation of goodwill

EBIT before amortisation of goodwill (EBITA) represents EBIT excluding goodwill amortisation charges.

	US$ million	US$ million	A$ million	A$ million
HALF YEAR ENDED 30 SEPTEMBER	2004	2003	2004	2003
EBIT	345.9	257.6	489.6	395.6
Goodwill amortisation (before tax)	28.3	28.3	40.0	43.4
EBITA	374.2	285.9	529.6	439.0

4  Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated by excluding goodwill amortisation from Net profit attributable to members of Rinker Group Limited.

	US$ million	US$ million	A$ million	A$ million
YEAR ENDED 30 SEPTEMBER	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	351.4	255.0	487.8	410.3
Equity attributable to members of Rinker Group Limited	2,359.8	2,076.9	3,292.5	3,072.8
ROE	14.9%	12.2%	14.8%	13.3%
Goodwill amortisation (after tax)	50.7	51.0	70.1	83.4
Net profit attributable to members of Rinker Group Limited	351.4	255.0	487.8	410.3
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	402.1	306.0	557.9	493.7
ROE pre-amortisation of goodwill	17.0%	14.7%	16.9%	16.1%

5  Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

		Funds			Funds
US$ million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
YEAR ENDED 30 SEPTEMBER	2004	2004	2004	2003	2003	2003
Aggregates	148.6	784.2	18.9%	125.1	782.1	16.0%
Cement	96.6	331.9	29.1%	92.4	361.0	25.6%
Concrete, block, asphalt	142.9	629.4	22.7%	102.9	612.7	16.8%
Concrete pipe and products	66.3	349.5	19.0%	53.3	362.5	14.7%
Other	2.1	109.1	1.9%	(8.0)	114.2	(7.0)%
Total Rinker Materials	456.5	2,204.1	20.7%	365.7	2,232.5	16.4%
Readymix	134.9	657.3	20.5%	88.3	607.0	14.5%
Corporate	(10.4)	10.9	n/a	(7.8)	(1.1)	n/a
Consolidated Rinker group	581.0	2,872.3	20.2%	446.2	2,838.4	15.7%

		Funds			Funds
A$ million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
YEAR ENDED 30 SEPTEMBER	2004	2004	2004	2003	2003	2003
Aggregates	206.8	1,094.2	18.9%	201.7	1,157.2	17.4%
Cement	133.6	463.1	28.8%	150.5	534.0	28.2%
Concrete, block, asphalt	198.0	878.2	22.5%	167.4	906.6	18.5%
Concrete pipe and products	93.0	487.7	19.1%	85.9	536.2	16.0%
Other	3.2	152.1	2.2%	(12.8)	169.0	(7.6)%
Total Rinker Materials	634.6	3,075.3	20.6%	592.7	3,303.0	17.9%
Readymix	186.9	917.2	20.4%	142.2	898.1	15.8%
Corporate	(14.2)	15.2	n/a	(12.6)	(1.7)	n/a
Consolidated Rinker group	807.3	4,007.7	20.1%	722.3	4,199.4	17.2%

6 Reconciliation of Net debt

Net debt represents current and non-current interest-bearing liabilities less cash assets.

		US$ million			A$ million
	30 Sept	31 March	30 Sept	30 Sept	31 March	30 Sept
AS AT	2004	2004	2003	2004	2004	2003
Current interest-bearing liabilities	256.0	17.4	10.0	357.2	23.0	14.8
Non-current interest-bearing liabilities	685.2	912.4	998.4	956.0	1,208.2	1,477.1
Less: cash assets	(439.4)	(328.5)	(238.4)	(613.2)	(435.1)	(352.7)
Net debt	501.8	601.3	770.0	700.0	796.1	1,139.2

7 Reconciliation of gearing/leverage

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

		US$ million			A$ million
	30 Sept	31 March	30 Sept	30 Sept	31 March	30 Sept
AS AT	2004	2004	2003	2004	2004	2003
Net debt	501.8	601.3	770.0	700.0	796.1	1,139.2
Equity	2,366.5	2,280.6	2,082.8	3,301.9	3,019.8	3,081.6
Gearing/leverage (net debt/ equity)	21.2%	26.4%	37.0%	21.2%	26.4%	37.0%

Gearing/leverage (net debt/ net debt plus equity)	17.5%	20.9%	27.0%	17.5%	20.9%	27.0%

8  Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	US$ million	US$ million	A$ million	A$ million
HALF YEAR ENDED 30 SEPTEMBER	2004	2003	2004	2003
Operating profit before finance and tax	345.9	257.6	489.6	395.6
Depreciation and amortisation	123.4	115.2	174.7	177.1
Net income tax (paid) refunded	(12.9)	3.2	(18.2)	5.0
Change in working capital	(105.5)	(63.0)	(147.7)	(102.5)
Profit/loss on asset sales/non trade	(0.1)	3.8	(0.2)	5.6
Interest received	6.9	3.2	9.8	4.9
Other	(26.5)	(4.1)	(37.6)	(11.6)
Net Cash from operating activities	331.2	315.9	470.4	474.1
Operating capital expenditure	(87.6)	(86.4)	(124.7)	(131.6)
Interest paid	(25.0)	(25.7)	(35.6)	(39.0)
Free Cash Flow	218.6	203.8	310.1	303.5

Capital expenditure summary:
Operating capital expenditure	(87.6)	(86.4)	(124.7)	(131.6)
Development capital expenditure	(42.9)	(16.4)	(60.5)	(26.5)
Total purchase of property plant and equipment	(130.5)	(102.8)	(185.2)	(158.1)
Purchase of businesses	(20.5)	(11.1)	(28.6)	(15.7)
Total capital expenditure	(151.0)	(113.9)	(213.8)	(173.8)

9  Reconciliation of EBIT Interest Cover

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

	US$ million		A$ million
	30 Sept	31 March	30 Sept	31 March
YEAR ENDED	2004	2004	2004	2004
Interest expense	49.6	54.6	68.5	78.9
Interest income	(16.1)	(11.7)	(22.2)	(16.4)
Net interest expense	33.5	42.9	46.3	62.5
EBIT (for last 12 months)	581.0	492.7	807.3	713.3
EBIT Interest Cover (times)	17.3	11.5	17.4	11.4

ADDITIONAL INFORMATION

Dividend

An interim ordinary dividend was declared on 16 November 2004 and is payable on 13 December 2004.  Rinker ordinary shares and ADR’s begin trading ex-dividend on 22 November 2004.  Registrable transfers received by Rinker Group Limited’s external share registrar, Computershare Investor Services Pty Limited, by 26 November 2004 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.

Share register	Computershare Investor Services Pty Limited
Level 3,
60 Carrington Street,
Sydney, NSW 2000 Australia.
GPO Box 7045
Sydney, NSW 2000 Australia.

Amount per share

Current half year:	7 cents (fully franked at 30% tax rate)

Rinker Group Limited financial dates

2004
16 November	Half year results and interim dividend announced
22 November	Shares begin trading ex-dividend
26 November	Record date for interim dividend
13 December	Interim dividend paid, and half year summary of results released

2005 (Indicative dates)
31 March	Year end
12 May	Full year results and final dividend announced
6 June	Shares begin trading ex-dividend
10 June	Record date for final dividend
17 June	Annual report released and Notice of Meeting and Proxy Form mailed
1 July	Final dividend paid
16 July	Proxy returns close (10.00 am Sydney)
18 July	Annual general meeting
30 September	Half year end